UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-38652

X Financial

(Exact name of registrant as specified in its charter)

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

+86-755-86282977

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On November 6, 2026, the board of directors (the “Board”) of X Financial (NYSE: XYF) (the “Company”) received a preliminary non-binding proposal letter, dated November 6, 2026, from Mangrove Coast Investment Limited (“Mangrove”) to acquire all outstanding ordinary shares of the Company not beneficially owned by Mangrove, including Class A ordinary shares represented by American depositary shares (the “ADSs,” with each representing six Class A ordinary shares), for US$1.005 in cash per ordinary share, or US$6.03 in cash per ADS. A copy of the proposal letter is attached hereto as Exhibit 99.1.

Mr. Yue (Justin) Tang, the Company’s Chairman and Chief Executive Officer, is affiliated with Mangrove. According to the proposal letter, Mangrove holds approximately 93.45% of the total voting power of the Company’s issued and outstanding shares. Mr. Tang will recuse himself from participating in any Board deliberations or decisions relating to the proposal.

The Board intends to form a special committee consisting of independent directors to consider the proposal. The Board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction, or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor Statement

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, statements regarding the proposed transaction, the formation of a special committee and the retention of advisors, and the Board’s evaluation of the proposal contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including whether any definitive agreement will be entered into, whether the proposed transaction will be completed, and the terms of any such transaction. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this report is as of the date of this report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit	Description
99.1	Preliminary Non-Binding Proposal Letter from Mangrove Coast Investment Limited, dated November 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

X Financial

Date: November 6, 2026	By:	/s/ Frank Fuya Zheng
Frank Fuya Zheng
Chief Financial Officer